As filed with the Securities and Exchange Commission - March 29, 1999
                                                      Registration No. 333-68865
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ------------

                               C-PHONE CORPORATION
             (Exact name of registrant as specified in its charter)

                  NEW YORK                               06-1170506
      (State or other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)                  Identification No.)

                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                                  ------------

                                 DANIEL P. FLOHR
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               C-PHONE CORPORATION
                             6714 NETHERLANDS DRIVE
                        WILMINGTON, NORTH CAROLINA 28405
                                 (910) 395-6100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                  ------------

           Copies of all communications, including all communications sent to the agent for service, should be sent to:
                            MICHAEL D. SCHWAMM, ESQ.
                             WARSHAW BURSTEIN COHEN
                             SCHLESINGER & KUH, LLP
                                555 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 984-7700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is subject to completion and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission (of which this prospectus is a part) is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted


PROSPECTUS                                 SUBJECT TO COMPLETION, MARCH 26, 1999


1,500,000 SHARES OF COMMON STOCK                C-PHONE CORPORATION
offered by Sovereign Partners, L.P.             6714 Netherlands Drive
                                                Wilmington, North Carolina 28405
                                                (910) 395-6100


         This prospectus relates to the resale of a maximum of 1,500,000 shares of our common stock, which we may sell to Sovereign Partners, L.P. pursuant to the terms of an equity credit agreement.


         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with the resale of the shares it receives pursuant to the agreement. Accordingly, the 15% discount on the purchase of the common stock to be received by Sovereign Partners will be an underwriting discount under the Securities Act.

         Our common stock is traded on the Nasdaq National Market under the symbol "CFON." On March 26, 1999, the last reported sales price of our common stock was $2 11/16.

         A PURCHASE OF SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                               ____________, 1999



                                TABLE OF CONTENTS

Summary of the Terms of Sale to Sovereign Partners ....................................... 4

Risk Factors
     We May Not Receive All Of The Proceeds That We Anticipate From Our
         Agreement with Sovereign Partners ............................................... 5
     Shareholders May Experience Significant Dilution From Our Sale Of Shares
         To Sovereign Partners ........................................................... 5
     Our Prior Transaction With Sovereign Partners Resulted In Significant Dilution
         To Shareholders ................................................................. 5
     The Resale By Sovereign Partners Of Our Shares May Lower the Market Price
         Of Our Common Stock ............................................................. 6
     We May Not Be Able To Obtain Payment From Sovereign Partners ........................ 6
     Our Business May Not Become Profitable .............................................. 6
     We Will Require Significant Additional Capital To Become Profitable, Which
         Capital May Not Be Readily Available ............................................ 6
     We May Not Be Able To Successfully Sell Our Current Products ........................ 7
     We Currently Do Not Have All Of The Capabilities .................................... 7
         Necessary To Sell And Market Our Products ....................................... 7
     Our Results Of Operations  May Suffer If We Lost Any Of Our Key Employees ........... 7
     Our Results Of  Operations  May Suffer If We
         Lost Any Of Our Larger Customers ................................................ 7
     Our Results Of Operations May Suffer If Foreign Trade is Restricted ................. 7
     Our Results Of Operations Could Suffer If We Lost Any
         Of Our Sole Source Suppliers .................................................... 7
     Our Results Of Operations Could Suffer If We Lose
         Any Of Our Contract Manufacturers ............................................... 7
     Use Of Contract  Manufacturers  May Require Increased Inventory ..................... 8
     We Face Substantial Competition In The Video Conferencing
         Market And May Not Be Able to Successfully Compete .............................. 8
     Our Products May Be Rendered Obsolete By Rapid Introduction
          of Competitive Products And Technological Changes .............................. 8
     Our Products May Infringe Third Party Intellectual Property Rights .................. 8
     We Do Not Have The Financial Resources To Enforce
         And Defend All Of Our Intellectual Property Rights .............................. 8
     New And Redesigned Products Require
         Compliance With Government Regulations,
         Which We May Not Be Able To Afford .............................................. 9
     We May Be Unable To Continue To Use The C-Phone Name ................................ 9
     Resale Of Our Shares Held By Our Directors
         And Officers May Lower The Market Price Of Our Shares ........................... 9
     Our Stock Price Has Been Highly Volatile ............................................ 9
     Potential Loss Of Our Nasdaq National Market Listing
         Could Adversely Affect The Price of Our Shares ..................................10
     Our Operations May Not Be Year 2000 Compliant .......................................10
     We Do Not Expect To Pay Dividends ...................................................10
     Special Note Regarding Forward-looking Statements ...................................10

Where You Can Find More Information ......................................................11

C-Phone Corporation
     Description of our Business .........................................................12
     Recent Financing Arrangement with Sovereign Partners ................................13

Use of Proceeds ..........................................................................14



Selling Shareholder ......................................................................14

Plan of Distribution
     Manner of Sales; Broker-Dealer Compensation. ........................................15
     Filing of a Post-Effective Amendment In Some Instances. .............................15
     Persons Deemed to be Underwriters ...................................................16
     Regulation M ........................................................................16

Description of Our Capital Stock .........................................................17

Legal Matters ............................................................................17

Experts ..................................................................................17



YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER OF SUCH DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF SHARES OF COMMON STOCK IN ANY STATE WHERE THE OFFER IS NOT PERMITTED

               SUMMARY OF THE TERMS OF SALE TO SOVEREIGN PARTNERS


         The following summarizes some of the more important terms of our arrangement with Sovereign Partners. More detailed information concerning our agreement with Sovereign Partners is contained under "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners."


Securities to be sold:                   C-Phone common stock

Maximum purchase price:                  $5,000,000

Period of sale:                          18  months   after  the  date  of  this
                                         prospectus

Maximum amount of each draw:             $1,000,000

Minimum amount of each draw:             $   500,000

Draw dates:                              Dates selected by C-Phone,  but no more
                                         frequently then once very 30 days.

Sale price per share to
Sovereign Partners:                      85% of average market price

Payment and delivery of shares:          Ten days following a draw date

Conditions to draws:                     o  Average  market  price of our common
                                            stock has been at least $1

                                         o  Our common stock must continue to be
                                            traded on The Nasdaq Stock Market

                                         o  No more  than a total  of  1,500,000
                                            shares  may be issued  to  Sovereign
                                            Partners   by   C-Phone   under  the
                                            agreement and this prospectus

                                         o  Sovereign Partners' ownership of our
                                            common  stock after each draw cannot
                                            exceed   9.9%  of  our   outstanding
                                            shares

                                         o  The  registration   statement  which
                                            includes  this  prospectus  must  be
                                            effective


Limits on short sales:                   Sovereign  Partners may engage in short
                                         sales only after we have notified it of
                                         an upcoming draw, and only with respect
                                         to the number of shares  covered by the
                                         draw

Ability to immediately resell shares:    Sovereign    Partners    is   able   to
                                         immediately  resell to the  public  any
                                         shares it acquires from us


Finder's fee:                            For  arranging  the  sale to  Sovereign
                                         Partners:

                                         o  We    issued    Cardinal     Capital
                                            Management,   Inc.   a  warrant   to
                                            purchase up to 100,000  shares at $8
                                            per share,  expiring  September  18,
                                            2000

                                         o  We will pay  Cardinal  Capital 6% of
                                            the cash  received  from each  draw,
                                            $30,000 of which was paid in advance

                                  RISK FACTORS

         INVESTING IN C-PHONE COMMON STOCK IS VERY RISKY. AS A RESULT, YOU SHOULD BE ABLE TO SUSTAIN A COMPLETE LOSS OF YOUR INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF OUR COMMON STOCK.

WE MAY NOT RECEIVE ALL OF THE PROCEEDS THAT WE ANTICIPATE FROM OUR AGREEMENT WITH SOVEREIGN PARTNERS

         Our agreement requires Sovereign Partners to purchase up to $5,000,000 of our shares, as we elect from time to time. We are registering only 1,500,000 shares under this prospectus to sell to Sovereign Partners. Since the price at which we will sell our shares to Sovereign Partners is at a 15% discount to the average market price of our common stock, if the average market price is less than approximately $3.92 per share at the time of sale, we will receive gross proceeds of less than $5,000,000. For additional information concerning our agreement with Sovereign Partners, see "C-Phone Corporation - Recent Financing Agreement with Sovereign Partners."

SHAREHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION FROM OUR SALE OF SHARES TO SOVEREIGN PARTNERS

         As the  market  price for our  common  stock  decreases,  the number of shares which may be sold to Sovereign Partners will increase. If we were to require Sovereign Partners to purchase our shares at a time when our stock price is depressed, our existing shareholders' interest in our company will be significantly reduced. This prospectus covers only 1,500,000 shares for sale to Sovereign Partners. If we determine to sell Sovereign Partners more than a total of 1,500,000 shares, we would need to file an additional registration statement. If we determine to sell Sovereign Partners more than a total of 1,543,765 shares, we would require approval of our shareholders, which may not be obtainable. The following table sets forth the number of shares that we would issue if we required Sovereign Partners to purchase the maximum amount of $5,000,000 permitted under the agreement, based on a range of stock prices. The table also shows the percentage that these shares would constitute, immediately after issuance, of the total number of shares which we currently have outstanding. The information in the table is based on 7,978,605 shares of common stock outstanding on March 22, 1999. The per share average market price of $2.69 was the average market price on March 22, 1999.

 Per Share Average    Per Share Price Paid       Number of       Percentage of
    Market Price      by Sovereign Partners   Shares Issuable     Outstanding
    ------------      ---------------------   ---------------     -----------
       $5.00                  $4.25               1,176,471         12.9%
       $4.00                  $3.40               1,470,588         15.6%
       $3.92                  $3.33               1,500,000         15.8%
       $3.00                  $2.55               1,960,784         19.7%
       $2.69                  $2.28               2,188,538         21.5%
       $2.00                  $1.70               2,941,176         26.9%
       $1.00                  $0.85               5,822,353         42.4%

OUR PRIOR TRANSACTION WITH SOVEREIGN PARTNERS RESULTED IN SIGNIFICANT DILUTION TO SHAREHOLDERS

         In December 1997, we completed a private placement of convertible preferred stock and warrants with Sovereign Partners and several other investors. The terms of the preferred stock allowed the investors to purchase our common stock at a 15% discount to the market price of our common stock at the time of conversion. All the preferred shares were converted into 1,987,622 shares of our common stock, or 37.2% of the common stock outstanding on the date we issued the preferred stock. We cannot assure you that our current agreement with Sovereign Partners also will not significantly reduce our existing shareholders' interest in our company.

THE RESALE BY SOVEREIGN PARTNERS OF OUR SHARES MAY LOWER THE MARKET PRICE OF OUR COMMON STOCK

         The resale by Sovereign Partners of the common stock that it purchases from us will increase the number of our publicly traded shares, which could lower the market price of our common stock. Moreover, the shares that we sell to Sovereign Partners will be available for immediate resale, and the mere prospect of this transaction also could lower the market price for our common stock

WE MAY NOT BE ABLE TO OBTAIN PAYMENT FROM SOVEREIGN PARTNERS

         As discussed below in the section "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners," Sovereign Partners' obligation to purchase our shares is dependent upon various conditions being satisfied. If these conditions are not satisfied, we cannot require Sovereign Partners to purchase our shares. Since the obligation of Sovereign Partners to complete its purchase is not secured or guaranteed, if Sovereign Partners does not have available funds at the time it is required to make a purchase or if Sovereign Partners otherwise refuses to honor its obligation to us, we may not be able to force it to do so.

OUR BUSINESS MAY NOT BECOME PROFITABLE

         During our three fiscal years ended February 28, 1998 and the nine months ended November 30, 1998, we incurred significant losses. We expect to continue to incur significant losses due to our expenditures for product development and the commercialization of our products. The following table summarizes our total revenues and net losses since March 1, 1995.



                                      Year Ended February 2
               --------------------------------------------         Nine Months Ended
                     1996           1997           1998             November 30, 1998
                  ----------     ----------     ----------          -----------------
Total revenues    $1,786,115     $2,042,878     $1,890,666              $1,346,776

Net loss          $4,161,336     $3,008,224     $5,974,828              $2,975,756

WE WILL REQUIRE SIGNIFICANT ADDITIONAL CAPITAL TO BECOME PROFITABLE, WHICH CAPITAL MAY NOT BE READILY AVAILABLE

         In order to become profitable, we will need to sell significant quantities of our products. However, to sell significant quantities of our products, we will need to substantially increase the amount we spend on manufacturing, inventory and marketing and will have increased costs associated with the carrying of anticipated increased accounts receivable. This will require us to raise substantial additional capital. We are unable to assure you that additional capital will be available when needed or, if available, that the terms of any then available financing will be favorable or will be acceptable to us.

WE MAY NOT BE ABLE TO SUCCESSFULLY SELL OUR CURRENT PRODUCTS

         To date, we have not sold a significant amount of our stand-alone video conferencing products. In addition, we have no reliable data to assure us that there will be adequate market acceptance of stand-alone video conferencing products in general, or of our products in particular. As a result, we cannot assure you that our video conferencing products will gain sufficient market acceptance to generate significant revenues.

WE CURRENTLY DO NOT HAVE ALL OF THE CAPABILITIES NECESSARY TO SELL AND MARKET OUR PRODUCTS

         We do not currently possess all of the personnel and capabilities necessary to fully implement our sales and marketing plans. We are devoting a material portion of our available resources to expanding our sales and marketing capability. If we are not successful, our financial condition and business will be significantly and adversely effected.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE LOST ANY OF OUR KEY EMPLOYEES

         As a small, technology driven company, we are heavily dependent upon the efforts and talents of a limited number of people, including Daniel Flohr, our Chief Executive Officer, Tina Jacobs, our Chief Operating Officer, Stuart Ross, our Director of Engineering, and James Jarvis, our Vice President of Sales and Marketing. If any of our key employees left us, we believe that it would be difficult to replace them in a timely manner, if at all. If we were unable to quickly replace key employees, our operations would be significantly and adversely affected.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE LOST ANY OF OUR LARGER CUSTOMERS

         Historically, we have relied on a small number of customers for a significant amount of our business. Our ten largest customers accounted for over 60% of our total net revenues during the nine months ended November 30, 1998. A loss of any of these larger customers or a substantial reduction in orders from any of these customers would substantially reduce our short-term revenues and could significantly affect our operations, unless we are able to obtain offsetting orders from new customers, of which there can be no assurance.

OUR RESULTS OF OPERATIONS MAY SUFFER IF FOREIGN TRADE IS RESTRICTED

         During the nine months ended November 30, 1998, almost 50% of our total net revenues were from distributors outside of the United States. A reduction in the volume of foreign trade, material restrictions on foreign trade or fluctuations in foreign exchange rates could significantly reduce our foreign distributors' orders. We generally do not have written agreements with any of these distributors which require minimum levels of purchases. Therefore, our foreign distributors could reduce or curtail their purchases at any time without financial penalty. OUR RESULTS OF OPERATIONS COULD SUFFER IF WE LOST ANY OF OUR SOLE SOURCE SUPPLIERS

         We rely on sole sources of supply for some of our components and specialized subassemblies, some of which are manufactured outside of the United States and only to customer order or are inventoried by the manufacturer in limited quantities. If our sources of supply were to become unavailable, other sources of supply may not be available without significant delay or increased cost, and the use of alternative available components could require us to undertake costly re-engineering of portions of our products.

OUR RESULTS OF OPERATIONS COULD SUFFER IF WE LOSE ANY OF OUR CONTRACT MANUFACTURERS

         We rely on contract manufacturers to manufacture or assemble some of our components and subassemblies. If any of our contract manufacturers were to become unavailable, we may not be able to arrange for substitute manufacturers in a timely manner or at the same cost.

USE OF CONTRACT MANUFACTURERS MAY REQUIRE INCREASED INVENTORY

         To be economical, we place our purchase orders with our contract manufacturers based on our forecasted demand for our products. Until we can accurately predict our product sales, we will need to commit for production volumes that may exceed current order rates, which may increase our inventory costs.

WE FACE SUBSTANTIAL COMPETITION IN THE VIDEO CONFERENCING MARKET AND MAY NOT BE ABLE TO SUCCESSFULLY COMPETE

         Many of our competitors are more established, benefit from greater market recognition and have significantly greater financial, technological, manufacturing and marketing resources than us. Existing competitors include 8x8, Inc., PictureTel Corporation, Polycom, Inc., Tanberg, Inc. and VTEL Corporation. Potential competitors include well-known established suppliers of consumer electronic products, such as Lucent Technologies, Inc., Philips Electronics N.V., and Sony Corp. These potential competitors sell television and/or telephone products into which they may integrate video conferencing, thereby eliminating the need to purchase a separate video conferencing product.

OUR PRODUCTS MAY BE RENDERED OBSOLETE BY RAPID INTRODUCTION OF COMPETITIVE PRODUCTS AND TECHNOLOGICAL CHANGES

         We expect that the technology underlying video conferencing will continue to be undergo rapid change as new products are introduced and different standards are developed. With our limited resources, we may not be able to timely and adequately respond to new product developments and technological advances by developing and introducing new products or features. As a result, technological developments and new products introduced by competitors could render our existing products and features noncompetitive or obsolete.

OUR PRODUCTS MAY INFRINGE THIRD PARTY INTELLECTUAL PROPERTY RIGHTS

         The technology applicable to our products is developing rapidly. A number of companies have filed applications for, or have been issued, patents relating to products or technology that are similar to some of the products or technology being developed or used by us. Since we do not have the resources to maintain a staff whose primary function is to investigate the level of protection afforded to third parties on devices and components which we use in our products, it is possible that a third party could successfully claim that our products infringe on their intellectual property rights. If this were to occur, we may be subject to substantial damages, we may not be able to obtain appropriate licenses at a cost we could afford and we may not have the ability to timely redesign our products.

WE DO NOT HAVE THE FINANCIAL RESOURCES TO ENFORCE AND DEFEND ALL OF OUR INTELLECTUAL PROPERTY RIGHTS

           The actions we take to protect our intellectual property may not be adequate to deter misappropriation of our proprietary information. We do not have adequate financial resources to finance the high cost required to enforce, through litigation, all of our intellectual property rights. In addition, litigation could result in a substantial diversion of managerial time and resources, which could be better and more fruitfully utilized on other activities.

NEW AND REDESIGNED PRODUCTS REQUIRE COMPLIANCE WITH GOVERNMENT REGULATIONS, WHICH WE MAY NOT BE ABLE TO AFFORD

         If we redesign or otherwise modify any of our products, or if current government regulations are revised, we may be required to have our products recertified by the FCC or otherwise brought into compliance to continue selling our products. We cannot assure you as to when, if ever, that our redesigned or modified products would continue to be in compliance with applicable governmental regulations. In addition, we must comply with similar requirements of various foreign government agencies to effect our foreign sales. While our foreign distributors, as part of their distribution agreements, are responsible for ensuring compliance with foreign government regulations, we cannot assure you that they will do so. If our foreign distributors fail to ensure compliance with these regulations, they may be unable to make sales in their respective countries, as we do not have the necessary resources to ensure governmental compliance outside of the Untied States.

WE MAY BE UNABLE TO CONTINUE TO USE THE C-PHONE NAME

         A proceeding brought by the former owner of the C-Phone trademark to cancel registration of our "C-Phone"(R) trademark is pending before the U. S. Patent and Trademark Office's Trial and Appeal Board. If we are not successful in these proceedings, we may need to change the identifying name on our products. We also would need to consider whether we should change our corporate name. In addition, we could be required to pay damages to the former owner of the mark, if it could show that we had infringed its common law rights. Any change in our use of the C-Phone name would result in a loss of good will and identification which we have been promoting since 1993, and could have a temporary adverse impact on our marketing plans.

RESALE OF OUR SHARES HELD BY OUR DIRECTORS AND OFFICERS MAY LOWER THE MARKET PRICE OF OUR SHARES

         As of March 22, 1999, we had a total of 7,978,605 shares of common stock outstanding, 1,123,375 of which were held by our directors and executive officers. These shares may only to resold in limited quantities and only within the limitations imposed by Rule 144 under the Securities Act. The ability to publicly resell these restricted shares may lower the market price of our common stock.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE

         The market price for our common stock has been, and is likely to continue to be, highly volatile. Factors which could significantly affect the market price of our shares include:

o        actual or anticipated fluctuations in our operating results,

o        changes in alliances or relationships with our customers,

o new products or technical innovations by us or by our existing or potential competitors,

o trading activity and strategies occurring in the marketplace with respect to our common stock,

o general market conditions and other factors unrelated to us or outside of our control.

POTENTIAL LOSS OF OUR NASDAQ NATIONAL MARKET LISTING COULD ADVERSELY AFFECT THE PRICE OF OUR SHARES

         Our common stock is quoted on the Nasdaq National Market. If the bid price of our common stock were to fall below of $1.00 per share, if we were to have less than $4,000,000 in net tangible assets or if the value of our common stock held by our shareholders (other than our officers and directors) were to be less than $5,000,000, our common stock could be delisted from the Nasdaq National Market.

         In addition, The Nasdaq Stock Market has recently issued an interpretive release regarding the issuance of securities that are convertible into common shares at a price lower than the market price of the common shares at the time of conversion. If Nasdaq considers that our agreement with Sovereign Partners involves this type of security, and that we have failed to comply with these rules, our common stock could be delisted from The Nasdaq Stock Market. Nasdaq also could delist our common stock if it determines that our agreement with Sovereign Partners raises public interest concerns.

         If our common stock is delisted from Nasdaq, any trading of our shares then would be conducted in the over-the-counter market. This would make it more difficult for an investor to dispose of, or to obtain accurate quotations for, our common stock. In addition, delisting would make it more difficult for us to raise funds through the sale of our securities.

OUR OPERATIONS MAY NOT BE YEAR 2000 COMPLIANT

         Computer systems may experience problems handling dates beyond the year 1999 because many computer programs use only two digits to identify a year in a date field. We have not yet completed our internal Year 2000 compliance program, nor have we received adequate assurances from all our critical third-party suppliers of their Year 2000 readiness. Year 2000 problems which interrupt the normal business operations of our customers also could significantly and adversely impact us. We have not yet developed a contingency plan in the event of unsuccessful implementation of our Year 2000 program or as a result of the noncompliance by any of our key suppliers or customers. As a result, we are uncertain that our internal operations will not be significantly affected by the Year 2000 issue or that Year 2000 problems involving our suppliers or customers will not significantly and adversely affect us.

WE DO NOT EXPECT TO PAY DIVIDENDS

         We never have paid any dividends. For the foreseeable future, we expect that our earnings, if any, will be retained to finance the expansion and development of our business. Any payment of dividends is within the discretion of our Board of Directors and will depend, among other factors, on our earnings (if any), capital requirements, and operating and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made statements in this prospectus, and in the documents we incorporate by reference, that are "forward-looking statements" within the meaning of the Securities Act and the Securities Exchange Act. Sometimes these statements contain words like "may," "believe," "expect," "continue," "intend," "anticipate" or other similar words. These statements could involve known and unknown risks, uncertainties and other factors that might significantly alter the actual results suggested by the statements. In other words, our performance might be quite different from what the forward-looking statements imply. The following factors, as well as those discussed above in this "Risk Factors" section and in the documents which we incorporate by reference, could cause our performance to differ from the implied results:


o        inability   to   obtain   capital   for   continued   development   and
         commercialization of our products.

o        inability to generate market acceptance of our products.

o        failure to obtain new customers or retain existing customers.

o        inability to manage our growth.

o        loss of our key employees.

o        changes in general economic and business conditions.

o        changes in industry trends.

         We have no obligation to release publicly the result of any revisions to any of our "forward-looking statements" to reflect events or circumstances that occur after the date of this prospectus or to reflect the occurrence of other unanticipated events.


                       WHERE YOU CAN FIND MORE INFORMATION

         We publicly file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy any of these document at the SEC's public reference rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a internet website at http://www.sec.gov where our publicly filed documents may be obtained.

         This prospectus is part of a registration statement filed with the SEC. Our registration statement contains more information than this prospectus regarding us and our common stock and includes supplemental exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its internet website.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we are deemed to be disclosing information to you by referring you to those documents. This information is important and should be reviewed. The information incorporated by reference is considered to be part of this prospectus.

         We  incorporate  by  reference  into  this   prospectus  the  following
documents:

o Annual Report on Form 10-KSB for our fiscal year ended February 28, 1998.

o Quarterly Reports on Form 10-QSB for our fiscal quarters ended May 31, 1998, August 31, 1998 and November 30, 1998.

o        Current Report on Form 8-K, filed on September 24, 1998.

o Proxy Statement, dated June 9, 1998, with respect to our 1998 annual meeting of shareholders.

o Description of our common stock, which is contained in Item 1 of our Registration Statement on Form 8-A, dated June 22, 1994.

         You may request a copy of these filings, at no cost, by writing to us at the following address:

                  C-Phone Corporation
                  6714 Netherlands Drive
                  Wilmington, North Carolina 28405
                  Attention: Paul Albritton, Chief Financial Officer,

         You also may obtain this  information by telephoning  Mr.  Albritton at
(910) 395-6100.

         This prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended February 28, 1998 and our Quarterly Report on Form 10-QSB for our most recent fiscal quarter.

                               C-PHONE CORPORATION

DESCRIPTION OF OUR BUSINESS

         We are engaged primarily in the engineering, manufacturing and marketing of video conferencing systems. In 1993, we introduced C-Phone, our first PC-based video conferencing system, which operates over digital networks. In 1997, we introduced C-Phone Home(TM), a stand-alone set-top "video phone," which operates over analoG (or regular) telephone lines using a standard television set. In early 1998, we introduced DS-324(TM), a stand-alone video conferencing system, which operates over either analog or digital telephone lines.

         We presently market several stand-alone video conferencing products, including:

o        DS-324 for business and personal use.

o        DS-324/Pro(TM) for business use and special applications.

o        DS-324/AV(TM) for security and surveillance applications.

o        DS-324/Multipoint System(TM) for distance learning and training

o        C-Phone Home for individual home use.

         We believe that our stand-alone products currently have greater market potential than our PC-based products. Therefore, during the second quarter of calendar 1998, we shifted our resources to our stand-alone products. We are continuing to support our PC-based products and will provide equipment to our existing customer base and to new customers in connection with their specialized applications.

         Our products are marketed through a variety of channels, depending upon the product. Our stand-alone products are marketed to end-users and to distributors, resellers and original equipment manufacturers, who integrate the product with other equipment for resale to specific industries such as health care and security services.

RECENT FINANCING ARRANGEMENT WITH SOVEREIGN PARTNERS

         On September 18, 1998, we entered into the private equity credit agreement with Sovereign Partners. Pursuant to the agreement, Sovereign Partners has agreed to purchase our common stock during the 18-month period commencing on the date of this prospectus. From time to time during the term of the agreement, but no more frequently than once every 30 days, we can require Sovereign Partners to purchase between $500,000 and $1,000,000 of our common stock until all the purchases total $5,000,000 The purchase price for each share will equal 85% of the average closing bid price of our common stock during the five trading days immediately preceding the day we notify Sovereign Partners of a purchase obligation.

         Sovereign Partners' obligation to purchase shares of our common stock is subject to various conditions, the principal conditions being:

o The average closing bid price of our common stock has been at least $1.00 per share for the 20 trading days preceding the date of our notice of purchase to Sovereign Partners.

o        Our common stock continues to be traded on The Nasdaq Stock Market.

o The total number of shares that we may sell to Sovereign Partners under the agreement cannot exceed 1,543,765 shares, unless we have obtain shareholder approval as required by the rules of The Nasdaq Stock Market., Inc. We do not presently intend to sell Sovereign Partners more than 1,500,000 shares. Accordingly, this prospectus only covers that number of shares. If we decide in the future to sell additional shares to Sovereign Partners, we must first file another registration statement covering the additional shares and obtain approval from our shareholders to sell any of the additional shares in excess of a total of 1,543,765 shares.

o The number of shares we may sell to Sovereign Partners on any draw date, when aggregated with all other shares then owned by Sovereign Partners that it purchased under the agreement, cannot exceed 9.9% of the total common stock we then have outstanding.

o This prospectus must continue to be available to permit Sovereign Partners to publicly resell the shares that it acquires from us under the agreement.

         We may terminate the agreement without any further obligation to Sovereign Partners at any time after we have sold it at least $1,000,000 of common stock. If we terminate the agreement prior to that time, we must pay Sovereign Partners a penalty of up to $150,000, depending upon the amount of the shortfall. Sovereign Partners has agreed not to engage in any short sales of our common stock, except that it may engage in short sales after it receives a purchase notice from us, but only for the number of shares of common stock covered by our purchase notice.

         Under a related registration rights agreement, we have agreed to file and maintain effectiveness of a registration statement for the resale by Sovereign Partners of the shares it purchases under the agreement. If we fail to obtain effectiveness of the registration statement by April 14, 1999, Sovereign may require us to pay a penalty of $10,000. If, after the registration statement becomes effective, we fail to maintain the effectiveness, Sovereign Partners may require us to pay a penalty equal to 1% of the purchase price of the shares of common stock then held by Sovereign Partners for each 30-day period that the registration statement is not effective.

         In connection with the agreement, we issued to Cardinal Capital, as finder, a two-year warrant to purchase 100,000 shares of common stock at an exercise price of $8.00 per share. If the closing sales price of our common stock exceeds $10.00 for five consecutive trading days, we may give Cardinal

Capital notice of our intention to redeem the warrant. In Cardinal Capital does not exercise the warrant prior to the redemption date specified in our redemption notice, we may redeem the warrant for $1,000. We also paid Cardinal Capital a cash fee of $30,000 and have agreed to pay Cardinal Capital an additional cash fee equal to 6% of the dollar amount of any sales of common stock to Sovereign Partners under the agreement, with our initial $30,000 payment to be credited against that fee.

         Sovereign Partners is an "underwriter" within the meaning of the Securities Act in connection with its resale of shares of our common stock under this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock by Sovereign Partners. However, we will receive proceeds from our sale of common stock to Sovereign Partners under the agreement. We could receive proceeds of up to $5,000,000 under the agreement with Sovereign Partners, before payment of any fees, including the finder's fee to Cardinal Capital, and expenses we have incurred or in the future may incur. We cannot assure you that we will, or will be allowed to, require Sovereign Partners to purchase any of our common stock.

         Any net proceeds we receive from the sales of our common stock to Sovereign Partners will be used for general corporate purposes and working capital, including for the marketing of our stand-alone video conferencing products and for the funding of anticipated increases in inventories and receivables related to these products.
                               SELLING SHAREHOLDER

         The shares being offered by Sovereign Partners consist of shares of common stock that it may purchase from us pursuant to the private equity credit agreement. For additional information about the agreement, see "C-Phone Corporation - Recent Financing Arrangement with Sovereign Partners." Steven Hicks and Daniel Pickett are the principal members of Southridge Capital Management LLC, the sole general partner of Sovereign Partners. In this capacity, Southridge Capital and each of Messrs. Hicks and Pickett may be deemed to own all the shares of common stock beneficially owned by Sovereign Partners. Southridge Capital and Messrs. Hicks and Pickett each disclaim beneficial ownership of these shares. Sovereign Partners purchased 2,000 shares of our Series A Preferred Stock and 200,000 common stock purchase warrants in our December 1997 private placement. Sovereign Partners has converted all the preferred shares, exercised all the warrants and sold all of the shares of common stock that it received upon the conversions and exercises. Sovereign Partners does not beneficially own any of our common stock other than the shares it may be required to purchase pursuant to the private equity credit agreement.

         We have agreed to pay all the expenses we incur in connection with the registration of the shares. Sovereign Partners will pay all broker commissions and other selling expenses it incurs, as well as any legal and other expenses it may incur in the registration or sale of its shares.

         Except for these relationships, Sovereign Partners has not had a material relationship with us or any of our affiliates within the past three years.

         The following table sets forth information about the ownership of our common stock by Sovereign Partners as of March 22, 1999.


                                                                                       SHARES OF COMMON
                                   SHARES OF COMMON STOCK                                 STOCK TO BE
NAME OF SELLING SHAREHOLDER         BENEFICIALLY OWNED         SHARES OF COMMON        BENEFICIALLY OWNED
                                   PRIOR TO THE OFFERING     STOCK BEING OFFERED(1)   AFTER THE OFFERING(1)
---------------------------        ----------------------    -------------------      ---------------------

SOVEREIGN PARTNERS, L.P.                       1,500,000               1,500,000                          0
-----------------------

----------
(1) ASSUMES THE SALE OF ALL THE SHARES OF COMMON STOCK WHICH ARE BEING OFFERED PURSUANT TO THIS PROSPECTUS.


                              PLAN OF DISTRIBUTION

MANNER OF SALES; BROKERDEALER COMPENSATION.

         Sovereign Partners May Resell Any Shares of Common Stock That It Acquires From Us Pursuant to the Private Equity Credit Agreement. It May Elect to Sell Any of These Shares in Privately Negotiated Transactions or in the Over-the-counter Market Through Brokers and Dealers. These Brokers and Dealers May Act as Agent or as Principals and May Receive Compensation in the Form of Discounts, Concessions or Commissions From Sovereign Partners or From the Purchasers of Its Shares of Common Stock for Whom the Broker-dealers May Act as Agent or to Whom the Broker-dealers May Sell as Principal, or Both. Sovereign Partners Also May Sell the Shares in Reliance Upon Rule 144 Under the Securities Act At Times as It is Eligible to Do So. We Have Been Advised by Sovereign Partners That It has Not Made Any Arrangements for the Distribution of the Shares. Broker-dealers Who Effect Sales for Sovereign Partners May Arrange for Other Broker-dealers to Participate. Broker-dealers Engaged by Sovereign Partners Will Receive Commissions or Discounts From It in Amounts to be Negotiated Prior to the Sale.

FILING OF A POST-EFFECTIVE AMENDMENT IN SOME INSTANCES.

         If the Selling Shareholder Notifies Us That It has Entered Into a Material Arrangement (Other Than a Customary Brokerage Account Agreement) With a Broker or Dealer for the Sale of Shares of Common Stock Under This Prospectus Through a Block Trade, Purchase by a Broker or Dealer or Similar Transaction, We Will File a Post-effective Amendment to the Registration Statement Under the Securities Act. This Post-effective Amendment Will Disclose:


o        the Name of Each Broker-dealer.

o        the Number of Shares Involved.

o        the Price At Which Those Shares Were Sold.

o the Commissions Paid or Discounts or Concessions Allowed to the Broker-dealer(s).

o        If  Applicable,   That  the   Broker-dealer(s)   Did  Not  Conduct  Any
         Investigation to Verify the Information Contained or Incorporated by Reference in This Prospectus, as Amended

o        Any Other Facts Material to the Transaction.

PERSONS DEEMED TO BE UNDERWRITERS

         Sovereign Partners is an "Underwriter" Within the Meaning of the Securities Act in Connection With the Sale of the Shares It May Receive Pursuant to the Agreement. Accordingly, the 15% Discount On the Purchase of the Common Stock to be Received by Sovereign Partners Will be an Underwriting Discount Under the Securities Act. in Addition, Any Broker-dealers That Participate With Sovereign Partners in the Sale of Those Shares Also Will be Deemed to be "Underwriters" Within the Meaning of the Securities Act in Connection With These Sales. Accordingly, Any Discounts, Concessions or Commissions Received by Any of These Broker-dealers Acting On Sovereign Partners' Behalf and Any Profits Received by Them On the Resale of the Shares of Common Stock Will be Deemed to be Underwriting Discounts and Commissions Under the Securities Act.

REGULATION M

         We Have Informed Sovereign Partners That Regulation M Promulgated Under the Securities Exchange Act May be Applicable to It With Respect to Any Purchase or Sale of Our Common Stock. in General, Rule 102 Under Regulation M Prohibits Any Person Connected With a Distribution of Our Common Stock From Directly or Indirectly Bidding For, or Purchasing for Any Account in Which It has a Beneficial Interest, Any of Our Common Stock or Any Right to Purchase Our Common Stock for a Period of One Business Day Before and After Completion of Its Participation in the Distribution.

         During Any Distribution Period, Regulation M Prohibits Sovereign Partners and Any Other Persons Engaged in the Distribution From Engaging in Any Stabilizing Bid or Purchasing Our Common Stock Except for the Purpose of Preventing or Retarding a Decline in the Open Market Price of Our Common Stock. No Person May Effect Any Stabilizing Transaction to Facilitate Any Offering At the Market. Inasmuch as Sovereign Partners Will be Reoffering and Reselling Our Common Stock At the Market, Regulation M Prohibits It From Effecting Any Stabilizing Transaction in Contravention of Regulation M With Respect to Our Common Stock.

         Sovereign Partners May be Entitled, Under Agreements Entered Into With Us, to Indemnification Against Liabilities Under the Securities Act, the Securities Exchange Act and Otherwise.


                        DESCRIPTION OF OUR CAPITAL STOCK

         We are Authorized to Issue Up to 20,000,000 Shares of Common Stock, Par Value $.01 Per Share, and Up to 1,000,000 Shares of Preferred Stock, Par Value $.01 Per Share.

         COMMON STOCK. the Holders of the Our Common Stock Have One Vote Per Share. These Holders are Entitled to Receive, Subject to the Preferential Rights of the Holders of Any Shares of Any Series of the Preferred Stock Then Outstanding, Out of the Assets Legally Available Therefor, Dividends At the Time and in the Amounts as Our Board of Directors May Determine. Subject to the Preferential Rights of the Holders of Any Shares of Any Series of Our Preferred Stock, Upon Liquidation, Dissolution or Winding Up of Our Company, the Assets Legally Available for Distribution to Our Shareholders Will be Distributed Ratably Among Our Common Shareholders. as of March 22, 1999, We Had a Total of 7,978,605 Shares of Common Stock Outstanding.

         PREFERRED STOCK. Our Board of Directors is Authorized to Issue Up to 1,000,000 Shares of Preferred Stock From Time to Time, in One or More Series, Fixing in Each Case, the Rights and Preferences of the Series, Which May
Include:

o        Dividend Rate and Whether Dividends Shall be Cumulative.

o        Voting Rights, If Any.

o        Redemption Price,  If Any.

o        Amount Payable Upon Involuntary or Voluntary Liquidation.

o Terms and Conditions On Which Shares of Preferred Stock May be Converted If the Shares of That Series are Convertible

         Our Board Previously Designated 5,000 Preferred Shares as Series a Preferred Stock, of Which 4,500 Shares Were Issued to the Investors in Our December 1997 Private Placement. All of These Shares Were Converted Prior to November 30, 1998. Accordingly, We Have No Preferred Shares Outstanding.


                                  LEGAL MATTERS

         The Law Firm of Warshaw Burstein Cohen Schlesinger & Kuh, Llp Will Give Its Opinion On the Validity of Our Common Stock. as of the Date of This Prospectus, Two Partners of This Law Firm Beneficially Own an Aggregate of 12,105 Shares of Common Stock.


                                     EXPERTS

         Our Financial Statements as of February 28, 1998 and 1997 and for the Three Fiscal Years Ended February 28, 1998, Incorporated in This Prospectus Constituting Part of the Registration Statement On Form S-2 by Reference to Our Annual Report On Form 10-Ksb for the Fiscal Year Ended February 28, 1998, Have Been So Incorporated in Reliance On the Report of Pricewaterhousecoopers Llp, Independent Accountants, Given On the Authority of Said Firm as Experts in Auditing and Accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Following is an Itemized Statement of the Estimated Amounts of All Expenses Payable by the Company in Connection With the Registration of the
Shares:

Sec Registration Fee ................................................ $    1,404
Legal Fees and Expenses .............................................     35,000
Accounting Fees and Expenses ........................................     12,000
Miscellaneous Expenses ..............................................      1,596
                                                                      ----------
      Total ......................................................... $   50,000
                                                                      ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 722 of the New York Business Corporation Law (the "BCL"), Article SIXTH of C-Phone's Restated Certificate of Incorporation provides that:

         "To the fullest extent now or hereafter provided for or permitted by law, the Corporation shall indemnify the directors and officers of the Corporation and, in connection therewith, advance expenses with respect thereto. The rights to indemnification and advancement of expenses granted hereby shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any by-law, resolution or agreement permitted by law; shall be deemed to constitute a contractual obligation of the Corporation to any director or officer of the Corporation who serves in such a capacity at any time while such rights are in effect; shall continue to exist after the repeal or modification hereof, to the extent permitted by law, with respect to events occurring prior thereto; and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, spouse, heirs, executors, administrators or assigns of such person."

         In addition, Section 8.01 of C-Phone's By-Laws provides that:

         "The Corporation shall, to the fullest extent now or hereafter permitted by the New York Business Corporation Law, indemnify any Director or officer who is or was made, or threatened to be made, a party to an action, suit or proceeding including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Corporation is serving or served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, is or was a Director or officer of the Corporation, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and costs, charges and expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action, suit or proceeding or any appeal therein; provided, however, that no indemnification shall be provided to any such Director or officer if a judgment or other final adjudication adverse to the Director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this
         Section 8.1 shall be deemed to be a contract between the Corporation and each Director and officer who serves in such capacity at any time while this Article 8 and the relevant provisions of the New York Business Corporation Law and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."

         The BCL, among other things, permits C-Phone to indemnify any person who was or is a party to any action by reason of the fact that such person is or was or has agreed to become a director or officer of C-Phone, or is or was serving at the request of C-Phone as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him or her in connection with such action, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of C-Phone, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interest of C-Phone and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         As permitted by Section 402(b) of the BCL, Article SEVENTH of C-Phone's Restated Certificate of Incorporation provides that:

         "To the fullest extent now or hereafter provided for or permitted by law, directors of the Corporation shall not be liable to the Corporation or its shareholders for damages for any breach of duty in their capacity as directors. Any repeal or modification hereof shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification."

         Section 402(b) of the BCL permits a corporation to eliminate or limit the personal liability of its directors to its shareholders and the corporation for damages for any breach of duty in such capacity.

         The BCL, among other things, provides that the foregoing provisions of C-Phone's Restated Certificate of Incorporation and By-Laws do not limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts were in bad faith or involved intentional misconduct or a knowing violation of law or he or she gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated the BCL.

         C-Phone also has obtained directors and officers liability insurance which covers the expenses incurred (subject to a deductible amount) in defending against a claim for breach of duty of a director or officer to the extent that such claim is also subject to a right of indemnification.

ITEM 16.  EXHIBITS.

EXHIBIT NO.   DESCRIPTION

4.1   -       Private Equity Credit  Agreement,  dated as of September 18, 1998,
              between   C-Phone   Corporation  and  Sovereign   Partners,   L.P.
              (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25, 1998).

4.2   -       Registration  Rights  agreement,  dated as of September  18, 1998,
              between   C-Phone   Corporation
              and Sovereign Partners, L.P. (incorporated by reference to Exhibit
              2 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25, 1998).

4.3   -       Common Stock Purchase Warrant,  dated as of September 18, 1998, of
              C-Phone  Corporation issued to Cardinal Capital  Management,  Inc.
              (incorporated by reference to Exhibit 3 to the Current Report on Form 8-K, filed by C-Phone Corporation on September 25, 1998).


5     -       Opinion  of  Warshaw  Burstein  Cohen   Schlesinger  &  Kuh,  LLP.
              (previously filed)


23.1  -       Consent of PricewaterhouseCoopers LLP.


23.2  -       Consent of Warshaw Burstein Cohen Schlesinger & Kuh, LLP (included in their opinion previously filed as Exhibit 5).


24    -       Power of Attorney. (previously filed)

ITEM 17.  UNDERTAKINGS.

         C-Phone hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of C-Phone's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C-Phone undertakes that it will:

              (1)  File,   during  any  period  in  which  it  offers  or  sells
         securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

                  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

              provided, however, that C-Phone does not need to give the statements in paragraph (a)(1)(i) and (a)(1)(ii) if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by C-Phone under the Exchange Act.

              (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

              (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of C-Phone pursuant to the foregoing provisions, or otherwise, C-Phone has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


      If a claim for indemnification against such liabilities (other than the payment by C-Phone of expenses incurred or paid by a director, officer or controlling person of C-Phone in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, C-Phone will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on March 26, 1999.


                             C-PHONE CORPORATION


                                  By: /s/ PAUL H. ALBRITTON
                                      ------------------------------------------
                                      Paul H. Albritton
                                      Vice President and Chief Financial Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated:

March 26, 1999                           *
                                    -------------------------------------------
                                    Daniel P. Flohr
                                    President, Chief Executive Officer
                                    and Director (Principal Executive Officer)

March 26, 1999                           *
                                    -------------------------------------------
                                    Tina L. Jacobs
                                    Director

March 26, 1999                           *
                                    -------------------------------------------
                                    Seymour L. Gartenberg
                                    Director

March 26, 1999                           *
                                    -------------------------------------------
                                    E. Henry Mize
                                    Director

March 26, 1999                           *
                                    -------------------------------------------
                                    Donald S. McCoy
                                    Director

March 26, 1999                           *
                                    -------------------------------------------
                                    Stuart E. Ross
                                    Director

March 26, 1999                      /s/ PAUL H. ALBRITTON
                                    -------------------------------------------
                                    Paul H. Albritton
                                    Vice President and Chief Financial
                                    Officer (Principal Financial and
                                    Accounting Officer)

                                    *By: /s/ PAUL H. ALBRITTON
                                         --------------------------------------
                                         Paul H. Albritton
                                         attorney-in-fact